Exhibit 1.03

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games’ Yulgang Reaches All-Time High Daily Revenues since Mgame Settlement

Revenues Increase during Last Five Days since Launch of Yulgang 2.0

Beijing, April 14, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, today announced that Yulgang average daily gross revenue has increased to more than USD $110,000 for the last 5 days, following the commercial launch of Yulgang 2.0 on April 9, 2008. This represents an approximate increase of 90 percent compared to average daily gross revenue of approximately USD $59,000 for Yulgang in March 2008. This is also a new all-time high for Yulgang average daily gross revenue since the resolution of the Mgame dispute and the resumption of technical support for the game on March 6, 2008.

“We have seen more than 15 million download requests during the first five days after making the Yulgang 2.0 upgrade available to our game players,” said John Huen, chief operating officer of CDC Games. “Now we are seeing this high level of interest result in revenue increases, as well. We are very happy to see our loyal game players returning with a high degree of activity. We will continue to run comprehensive marketing programs, promoting the new Yulgang features with our active players, as well as potential new players in China.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our intent to continue to run comprehensive marketing programs, promoting the new Yulgang features with our active players as well as potential new players in China, the evolution and potential of Yulgang and Yulgang 2.0, our beliefs regarding past, present and future consumer interest in our games, our intent to continue with marketing campaigns for our games, our beliefs regarding the appeal and attractiveness of Yulgang 2.0 to consumers, our beliefs regarding future momentum with respect to our business, our foundation for future success throughout the year, our beliefs regarding the consistency of our business, our strategic focus in subsequent quarters, our belief regarding our advantages of having an established base of players for marketing and the ability to spread our infrastructure and maintenance costs across the entire portfolio of games, our beliefs regarding our competitive position, our expectations regarding any game’s growth, our ability to establish and grow communities of players and lay foundations for future games, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our ability to complete successful open and closed beta tests in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Yulgang 2.0, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Average daily gross revenue does not include deductions for channel costs, rebates and withholding taxes. The measurement of average daily gross revenue is consistent with that of the daily revenues stated in prior announcements. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.